

ANNOUNCEMENT

Toronto December 17, 2003, GOLDCORP INC. (GG: NYSE; G:TSX) announced today that Mr. Robert McEwen, Chairman and CEO, has exercised options on 5,525,000 common shares for proceeds to Goldcorp of approximately $28.4 million and that all of the shares were sold yesterday.

Mr. McEwen stated: "At this time it was appropriate for my personal financial and estate planning to realize a portion of my option position." The option shares represented approximately 39% of Mr. McEwen's total interest in Goldcorp. He retains over 8,500,000 shares and options (or approximately 4.5% of the outstanding shares) of Goldcorp after the sale.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED** and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Robert R. McEwen
Chairman & CEO
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com

Corporate Office:
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8